UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated May 15, 2007

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosures: Rhodia to build an upstream silica facility in China

Rhodia to increase intermediate production in Brazil

PRESS RELEASE

RHODIA TO BUILD AN UPSTREAM SILICA FACILITY IN CHINA

Joint Venture With Chinese Partners Created

Paris – April 27, 2007 ----- Rhodia announces the signature of a joint venture agreement with Qingdao Haiwan Group and Qingdao Dongyue Sodium Silicate Company to build a sodium silicate plant at Qingdao, China. The facility with a capacity of 220,000 tonnes is scheduled to come on-stream in the first quarter of 2008.

Sodium silicate is a key intermediate for precipitated silica manufacturing. The new facility will supply Rhodia's Asian silica manufacturing plants in Qingdao, China and Incheon, South Korea, specialized in high performance silica.

Rhodia's high performance silica is notably used in low rolling resistance tires which enable up to 5% fuel savings and therefore provide a solution to reduce CO2 emissions from cars.

"This new facility will give Rhodia a source of competitive raw material to support the growing needs of its silica business in Asia ", commented Eric Noyrez, President of Rhodia Silcea. "As the global leader in high performance silica, we benefit from a rapid increase in demand of the tire, nutraceutics and silicone markets".

Silcea is Rhodia's fine inorganic chemistry enterprise and the global leader in rare earth-based materials and high performance silica. Rhodia Silcea supplies major players focused on sustainable mobility with a complete range of materials for exhaust emissions control. On the electronics market, Silcea is the specialist for phosphors used in low-energy lamps, LCD and plasma flat screens. Inventor of highly dispersible silica, which in particular reduces fuel consumption, Rhodia Silcea is a key partner for the tire industry, as well as the elastomer, feed and food industries.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in Performance Materials, Functional Chemicals and the Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated sales of 4.8 billion in 2006 and employs around 16,000 people worldwide. Rhodia is listed on Euronext Paris and the New York Stock Exchange.

Contacts

Press Relations
Rita Hillig	+33 (0)1 53 56 64 04
Investor Relations
James Palmer	+33 (0)1 53 56 64 89
Loic Harrari	+33 (0)1 53 56 64 80

PRESS RELEASE

RHODIA TO INCREASE

 INTERMEDIATES PRODUCTION IN BRAZIL

Paris, April 26, 2007 ----- Rhodia Polyamide announced today a 30 million euros investment to increase its intermediates production capacity at its Paulinia site in Brazil by end of 2008. This investment will allow Rhodia to meet the demand of the market growing 5 to 6 % per year, driven by demand for polyamide and phenolic resins in Latin America.

By expanding its phenol and acetone production capacities by 25% and its cyclohexanol capacity by 43%, Rhodia will strengthen its leadership position in the regional intermediates market and reinforce its upstream integrated polyamide chain; satisfy customers’ needs and seize new opportunities for profitable growth.

"We have developed very solid positions in Brazil over the 87 years we’ve been present in the country.  Today Brazil accounts for 13% of Group sales and I am particularly pleased to announce this project which confirms our commitment to the region," commented Rhodia CEO Jean-Pierre Clamadieu. “This investment is an excellent example of our strategy of sustainable and profitable growth.”

Rhodia is a global specialty chemicals company recognized for its strong technology positions in Performance Materials, Functional Chemicals and the Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated sales of €4.8 billion in 2006 and employs around 16,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
Rita Hillig	+33 (0)1 53 56 64 04
Investor Relations
James Palmer	+33 (0)1 53 56 64 89
Loic Harrari	+33 (0)1 53 56 64 80

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2007	RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer